Filed pursuant to Rule 433
Registration File No. 333-267788
Relating to the
Preliminary Prospectus Supplement
dated May 25, 2023
(To Prospectus dated October 7, 2022)

PRICING TERM SHEET
May 25, 2023

Tilray Brands, Inc.

Offering of
$150,000,000 Aggregate Principal Amount of
5.20% Convertible Senior Notes due 2027

The information in this pricing term sheet supplements Tilray Brands, Inc.’s preliminary prospectus supplement, dated May 25, 2023 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Tilray Brands, Inc., and not to its subsidiaries.

Issuer	Tilray Brands, Inc.
Ticker / Exchange for Common Stock	TLRY / The Nasdaq Global Select Market (“Nasdaq”).
Pricing Date	May 25, 2023
Trade Date	May 26, 2023
Settlement Date	May 31, 2023
Notes	5.20% convertible senior notes due 2027 (the “Notes”).
Principal Amount	$150,000,000 (or, if the underwriters fully exercise their over-allotment option, $172,500,000) aggregate principal amount of Notes.
Offering Price	100% of the principal amount of the Notes, plus accrued interest, if any, from the Settlement Date.
Maturity	June 15, 2027, unless earlier repurchased, redeemed or converted.
Stated Interest Rate	5.20% per annum.
Interest Payment Dates	June 15 and December 15 of each year, beginning on December 15, 2023.
Record Dates	June 1 and December 1.

Last Reported Sale Price per Share of Common Stock on Nasdaq on May 25, 2023	$2.36.
Conversion Premium	Approximately 12.5% above the last reported sale price per share of common stock on Nasdaq on May 25, 2023.
Initial Conversion Price	Approximately $2.66 per share of our common stock.
Initial Conversion Rate	376.6478 shares of our common stock per $1,000 principal amount of Notes.
Optional Redemption
The Notes will be redeemable, in whole and not in part, at our option at any time on or after June 20, 2025, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of our common stock exceeds 130% of the conversion price on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date we send the related redemption notice; and (2) the trading day immediately before the date we send such notice.  In addition, calling the Notes for redemption will constitute a make-whole fundamental change, which will require us to increase the conversion rate in certain circumstances.

Concurrent Note Repurchase Transactions
Contemporaneously with the pricing of this offering, we entered into separate privately negotiated transactions with certain holders of our 5.00% Convertible Senior Notes due 2023 (our “2023 notes”) and our 5.25% Convertible Senior Notes due 2024 (our “2024 notes”) to repurchase approximately $135.0 million in aggregate principal amount of the 2023 notes and 2024 notes on terms that were negotiated with such holders (each a “note repurchase,” and collectively, the “note repurchase transactions”).

We expect that certain holders of 2023 notes and 2024 notes that sold their 2023 notes and 2024 notes in negotiated transactions with us may enter into or unwind various derivatives with respect to our common stock and/or purchase shares of our common stock in the market. The amount of our common stock that such holders purchase may be substantial in relation to the historic average daily trading volume of our common stock. In addition, we expect that certain purchasers of the Notes may establish a short position with respect to our common stock by short selling our common stock or by entering into short derivative positions with respect to our common stock, in each case, in connection with this offering. The net effect of the market activities described above by holders of the 2023 notes and 2024 notes and purchasers of the Notes could increase (or reduce the size of any decrease in) or decrease (or reduce the size of any increase in) the market price of our common stock and the market price of the Notes, and may have increased the initial conversion price of the Notes, and we cannot predict the magnitude of such market activities or the overall effect they will have on the market price of the Notes, the market price of our common stock or the initial conversion price of the Notes.

Concurrent Offering of Borrowed Shares
Concurrently with this offering and by means of a separate prospectus supplement and accompanying prospectus, up to 38.5 million shares of our common stock will be offered by selling stockholders, who will borrow such shares through lending arrangements from an affiliate of Jefferies LLC, which, as Share Borrower, is borrowing the shares from us. The borrowed shares are newly-issued shares issued in connection with this transaction and will be cancelled or held as treasury shares by us upon the expiration or the early termination of the share lending arrangements described in the Preliminary Prospectus Supplement. We expect that the selling stockholders will sell the borrowed shares and use the resulting short position to establish their initial hedge with respect to their investments in the Notes. The selling stockholders may effect such transactions by selling the borrowed shares at various prices from time to time through the Share Borrower or its affiliates. The selling stockholders will receive all of the net proceeds from the sale of the borrowed shares, and we will not receive any of those proceeds, but we will receive from the Share Borrower a one-time nominal fee of $0.0001 per share for each newly issued share. The concurrent offering of the borrowed shares is conditioned upon the closing of this offering.

Use of Proceeds
We estimate that the net proceeds to us from this offering will be approximately $144.8 million (or approximately $166.6 million if the underwriters fully exercise their over-allotment option), after deducting the underwriters’ discounts and commissions and our estimated offering expenses.

We intend to use approximately $138.3 million of the net proceeds from this offering to finance the concurrent repurchase of a portion of our 2023 notes and a portion of our 2024 notes, as described in “Concurrent Note Repurchase Transactions” above. We intend to use the remainder of the net proceeds for general corporate purposes.

Certain of the underwriters or their affiliates may hold a portion of the outstanding 2023 notes and 2024 notes we have agreed to repurchase and therefore could receive a portion of the net proceeds of this offering related to any such repurchase of our 2023 notes and 2024 notes.

Joint Book-Running Managers	Jefferies LLC BofA Securities, Inc. TD Securities (USA) LLC
CUSIP / ISIN Numbers	88688TAC4 / US88688TAC45

Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change
If a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement) occurs and the conversion date for the conversion of a Note occurs during the related “make-whole fundamental change conversion period” (as defined in the Preliminary Prospectus Supplement), then, subject to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” the conversion rate applicable to such conversion will be increased by a number of shares (the “additional shares”) set forth in the table below corresponding (after interpolation, as described below) to the make-whole fundamental change effective date and the stock price of such make-whole fundamental change:

Make-Whole Fundamental Change Effective Date	Stock Price
	$2.36	$2.51	$2.66	$3.06	$3.45	$4.25	$5.75	$7.50	$10.00	$20.00	$25.00
May 31, 2023	47.0810	47.0810	47.0810	47.0810	47.0810	35.8934	17.9609	8.7522	3.1322	0.1422	0.0000
June 15, 2024	47.0810	47.0810	47.0810	47.0810	47.0810	30.3169	14.3783	6.6455	2.1622	0.1422	0.0000
June 15, 2025	47.0810	47.0810	47.0810	47.0810	38.7947	17.8698	9.8218	4.2189	1.1722	0.1422	0.0000
June 15, 2026	47.0810	47.0810	47.0810	35.6725	23.8157	11.7757	4.5000	1.8455	0.3822	0.1422	0.0000
June 15, 2027	47.0810	21.7586	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such make-whole fundamental change effective date or stock price is not set forth in the table above, then:

•
if such stock price is between two stock prices in the table above or the make-whole fundamental change effective date is between two make-whole fundamental change effective dates in the table above, then the number of additional shares will be determined by a straight-line interpolation between the numbers of additional shares set forth for the higher and lower stock prices in the table above and/or the earlier and later make-whole fundamental change effective dates in the table above, based on a 365- or 366-day year, as applicable; and

•
if the stock price is greater than $20.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), or less than $2.36 (subject to adjustment in the same manner), per share, then no additional shares will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 423.7288 shares of our common stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

* * *

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, the underwriters, or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at (877) 821-7388 or email at Prospectus_Department@Jefferies.com, BofA Securities, Inc., Attention: Prospectus Department, NC1-022-02-25 201 North Tryon Street Charlotte, NC  28255-0001, by telephone at (800) 294-1322 or email at dg.prospectus_requests@bofa.com, or TD Securities (USA) LLC, Attention: Equity Capital Markets, 1 Vanderbilt Avenue, New York, NY 10017, by telephone at (855) 495-9846 or by email at TD.ECM_Prospectus@tdsecurities.com.

You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Notes.

Neither this pricing term sheet, nor the Preliminary Prospectus Supplement and accompanying prospectus constitute an offer to sell or a solicitation of an offer to buy any Notes in any jurisdiction where it is unlawful to do so, where the person making the offer is not qualified to do so or to any person who cannot legally be offered the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.